[NOVA Chemicals’ Letterhead]

October 12, 2006

VIA EDGAR AND FACSIMILE

Ms. Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

1 Station Place, N.E., Stop 7010

Washington, DC  20549

Re:          NOVA Chemicals Corporation

Form 40-F for the Fiscal Year Ended December 31, 2005 (File No. 1-13064)

Dear Ms. Shah:

On behalf of NOVA Chemicals Corporation (the “Company”), I am providing this letter in response to the comments of the Staff of the Division of Corporate Finance (the “Staff”) set forth in your letter dated October 10, 2006 (the “Comment Letter”) regarding the Company’s annual report on Form 40-F, filed with the United States Securities and Exchange Commission on March 1, 2006.

The Company has carefully reviewed the Comment Letter as well as the Staff’s previous correspondence and understands the Staff’s comments regarding the Company’s reportable operating segments.  Accordingly, the Company will re-evaluate its reportable operating segments.  In order to determine the appropriate number of operating segments, the Company will undertake a thorough and detailed evaluation of its business based on the quantitative and qualitative aggregation criteria set forth in SFAS 131.  The Company, therefore, respectfully proposes to provide the Staff with a comprehensive written proposal with respect to its reportable operating segments on or before November 15, 2006.

The Company understands the Staff’s comments and shares the Staff’s interest in protecting investors.  Therefore, if after review of the Company’s proposal, the Staff has further questions or comments, the Company respectfully requests a meeting between the Company’s Chief Financial Officer, a representative of the Company’s independent auditors, Ernst & Young LLP, and yourself to further discuss and resolve this matter.

If you have any questions regarding this letter, please call Larry MacDonald, the Company’s Chief Financial Officer, at (412) 490-4970 or me at (412) 490-4500.

Sincerely yours,

/s/ Jeffrey M. Lipton

Jeffrey M. Lipton
President and Chief Executive Officer

cc:	Tracey McKoy
U.S. Securities and Exchange Commission